Exhibit 99.2

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSOIN AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JULY 31, 2009
PREPARED AS OF SEPTEMBER 29, 2009

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the quarter ending July 31, 2009 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology etc. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward –looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDING JULY 31, 2009
PREPARED AS OF SEPTEMBER 29, 2009

I.	Overview
II.	Going Concern
III.	Operating Results and Financial Position
IV.	Unaudited Quarterly Financial Information
V.	Liquidity and Capital Resources
VI.	Critical Accounting Policies
VII.	Commitments and Contingencies
VIII.	Disclosure Controls
IX.	Financial Instruments
X.	Off Balance Sheet Arrangements
XI.	Transactions with Related Parties
XII.	Share Capital
XIII.	Management and Board of Directors
XIV.	Subsequent Events

Tables

1.	Selected Information from Statement of Operations and Deficit
2.	Selected Balance Sheet Information
3.	Unaudited quarterly financial statements
4.	Financing raised
5.	Outstanding stock options and warrants

Unless otherwise indicated, $ amounts reported are stated in U.S. dollars.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDING JULY 31, 2009
PREPARED AS OF SEPTEMBER 29, 2009

I. OVERVIEW:

Technology Initiatives:

We have "bifurcated" our technology initiatives into two different patentable technology. This also reflects in our current go to market strategy.

a)

Our magnetic sensor technology, to which we have devoted considerable time and expense through April 2009. Our sensors is now a standard product and has been manufactured at the GCS foundry in Torrance CA. It is made from GaAS, has an active area of less than 2 microns and has been third party tested to have a sensitivity of better than 0.1 nT/root Hz.. Our sensor includes a patentable and proprietary epi layer, which affords much better than industry standard electron mobility. Our sensor includes an integral concentrator that acts as a listening device to improve our ability to sense very faint magnetic fields.

We have seen strong interest in our current go to market business strategy of partnering with those in selected market verticals who possess deep domain expertise in the use of sensor technology to create new and innovative products that will impact mankind. We are focusing on continuously improving the performance of our magnetic sensor. Our partners are co developing new application that address heretofore-unmet client needs.

b)

Our non-volatile, radiation-hardened memory applications, which we believe have a considerable value added proposition for the most demanding memory applications in different industry verticals. The prevailing platform for the majority of memory applications is a silicon- based substrate which can be "mass produced" inexpensively and which thus allows for application in all mass produced technologies – cell phones, computer screens, common electronic applications etc. Our memory applications have been built on a gallium arsenide substrate that affords higher performance attributes at a higher cost of manufacturing. Micromem is focusing our memory on high application niche markets that can afford a higher performance, higher cost memory. We are pursuing collaborative relationships with outside technology partners who have significant expertise in memory manufacturing including printing the memory cells with ink. This is expected to have both improved performance and cost saving implications in the production of our technology in the future.

The development of our memory to commercial application is a long and costly process that will span a minimum of several years into the future. We believe that the key to successful exploitation of this technology will be to attract a major corporation(s) to complete the testing, development and commercialization of this technology under licensing agreements whereby Micromem would assign certain intellectual property rights in exchange for fees and royalty consideration.

With the above in mind the highlights of current developments relating to our technology include:

(a)

We continue to advance our joint development agreement with Unotron Inc. We have worked with Unotron’s management team since April 2009 when we executed our Manufacturing and Supply Agreement. To date the Company has advanced $200,000 to Unotron as the Company’s share of initial development costs. The work has continued to progress and Micromem is scheduled to ship the initial 100 prototype units for Unotron testing in early October 2009. These prototypes combine Micromem’s magnetic sensors with Unotron’s patented washable 12” keyboards.

The current expectation is that we will have product accreditation testing completed by the end of calendar 2009 and anticipate initial and recurring revenues from third party product sales commencing in the first quarter of calendar 2010.

(b)

We have executed a Manufacturing and Supply Agreement with Life Medical Technologies (“LifeMed”), a New Jersey-based company, whereby we will collaborate to provide sensors for LifeMed’s proprietary breast care/cancer detection products.

On September 15, 2009 the Company received its initial purchase order from Life Med for 10 million units to be delivered during calendar 2010; the value this initial contract is $30 million with delivery scheduled to begin in early 2010. The Company believes that it will be ready for shipment prior to December 31st , thus revenues may be delivered from this source in Calendar 2009.

(c)	NEMT Update

We have a contract with NEMT to develop the first of its kind, low frequency radio, capable of detecting from an aircraft, small differences in the earth’s magnetic signature. This will be used to map the North Sea area and contribute to the search for new energy sources under the sea. The complete application, software and hardware are being developed by MASTInc and will be sent to the client for initial field trials in early 2010. Upon successful field trials, NEMT and MASTInc will enter into a global distribution agreement

(d)	BAE Update

BAE Systems completed the manufacturing of our memory in August 2009. Vareda who is performing routine memory test on the product is presently testing the memory. It has passed radiation hardening tests. BAE Systems and MASTInc are scheduled to review the memory test results along with the third party magnetic sensor test results. The plan is for BAE Systems and MASTInc to enter into negotiations where in BAE Systems would license the technology and drive it into their DOD clients. This meeting will occur in early October 2009.

(e)	Oil Sensor Update

MASTInc has begun early discussions with a major sensor company who serves high-end automobiles concerning licensing of our oil senor technology. The plan is to license the technology to a sensor company who will integrate it into an oil pan drain plug. The MASTInc oil sensor is designed to provide real time indication of degradation in automotive oil systems. It is anticipated that this licensing program will be consummated by the end of calendar 2009.

(f)	Mining Sensor

MASTInc has developed a mining sensor that is capable of giving, at the drill end, immediate indication of the metallurgical components in a drill core sample. It incorporates an array of our magnetic sensors coupled with a patented analog and digital signal-processing algorithm. Lab bench testing is complete and we have demonstrated that we can identify the repeatable signal pattern in pure metals such as gold, cadmium, etc. The Company is scheduled to begin field-testing in early 2010. A partner licensing agreement is anticipated in the second half of 2010.

(g)

In addition to the above-noted initiatives the Company has held preliminary discussions with several other U.S. and foreign-based companies and organizations that have expressed interest in working with Micromem to develop applications for specific market verticals or to engage Micromem in licensing its technology. One area of strong interest is in the hearing aid market vertical. Our unique sensor sensitivity and signal processing open up opportunities for improved hearing aid performance and functionality. The MASTInc sales proposal pipeline is currently estimated at over $317M USD.

In pursuit of these initiatives the Company has increased its expenditures with a number of contractors who are completing development work on the Company’s behalf. Additionally the Company continues to invest in expanding its intellectual property filings in current and in new jurisdictions.

These are several potential sources of revenues for Micromem as it moves these initiatives forward. Revenues may be realized:

(a)	under joint development agreements for our sensors from strategic partners who will absorb additional development costs,

(b)	from potential grants for our memory and our sensors for specific development initiatives which the Company is pursuing,

(c)	from initial license agreement(s) which we hope to negotiate and conclude, and

(d)	revenues from initial sales of sensors to end-users.

As above an initial purchase from Life Med has now been received. While the Company may realize revenues as soon as Q4 2009 management expects that the bulk of these initial revenues will be realized in 2010.

Intellectual Property:

We have added significantly to our intellectual property portfolio since 2007 during which period we filed provisional patents in multiple jurisdictions. We have utilized the services of US-based Morgan Lewis LLP ("Morgan Lewis") as our intellectual property legal advisors since 2005. As the above described development initiatives have been pursued the Company has developed a proactive strategy to enhance our IP and in the current year had incurred $120,330 of legal fees in respect to IP development, filings etc.

SOX 404 Audit:

In 2008 our status advanced to that of "accelerated filer" under SOX legislation, which requires that the Company conduct a formal evaluation and review of its internal control procedures and have an external audit completed of its internal control procedures.

In anticipation of becoming subject to these reporting responsibilities in 2005-2006, we engaged an independent firm of accountants to complete "Level 1" documentation of our internal controls and procedures.

In 2008 we engaged the same independent firm of accountants to review our procedures and controls, update their documentation, conduct testing and provide their report. We used this work to prepare our management report in accordance with SOX legislation. In 2008, the Company incurred approximately $100,000 with respect to the SOX reporting and compliance. Specific details have been provided in our MD&A filing as of October 31, 2008.

In 2009 we have taken the additional steps of upgrading and testing our controls in all key risk areas as identified in the 2008 audit process. We have dedicated specific staff to administer these responsibilities augmented by outside assistance.

Financing:

The Company has raised significant capital through several channels on a quarterly basis since October 31, 2008 to support this ramp up of expenditures.

	Q1	Q2	Q3	YTD
				TOTAL
Private placements	194,465	1,620,397	763,980	2,578,842

Stock options exercised	24,417	403,500	504,500	932,417

Warrants exercised	-	-	234,000	234,000
	218,882	2,023,897	1,502,480	3,745,259

Subsequent to July 31 through to the date of this MD&A report the Company has raised additional capital totaling $440,000.

Corporate Structure:

The Company incorporated two new subsidiaries in 2008:

a)	MAST Inc. as a wholly-owned, Delaware-based subsidiary, charged with the responsibility to develop and commercialize our technology with strategic partners.

b)

7070179 Canada Inc. as a wholly-owned Canadian subsidiary. In 2008, Micromem licensed certain of its intellectual property assets to this subsidiary as part of its overall strategic and financial planning in anticipation of future business developments.

The Company’s other subsidiaries are inactive but remain in good standing.

Tax Returns and Loss Carryforwards:

The Company brought all of its tax filings up to date in 2008 and is now current and in good standing with the regulatory authorities. It reports approximately $9.9 million of loss carryforwards available to reduce future taxable income. The potential tax benefit of these loss carry forwards, which could approximate up to $3.3 million in future tax savings, is fully reserved and reported at nil value in our balance sheet as of July 31, 2009.

Financial Position / Non-Cash Expenses re Black Scholes:

The Company reports a deficit of $71,185,350 as of July 31, 2009. This deficit includes the cumulative results of operations since 1999 and there is a significant component of this total that consists of non-cash expenses pertaining to the cost of stock options, stock compensation and warrants issued; such costs calculated in accordance with the Black Scholes option pricing model.

Management is of the view that these non-cash costs measured via the Black Scholes model are highly judgmental in measurement and in interpretation.

An analysis of the components of the deficit, highlighting the pre-University of Toronto period (1999-2003) and the period of time thereafter through 2008 is as below ($000):

	1999-2003	2004-2008	2009		Total
			(9 mos	)
Research and development, Professional and consulting fees	$8,899	$8,620	$2,180		$19,699
Salaries	9,337	1,084	327		10,748
Royalty write-off	10,000	-	-		10,000
Administration related	4,234	2,469	833		7,536
Non-cash costs reported associated with Black Scholes pricing model	15,700	6,463	1,039		23,202
Cumulative deficit ($000):	48,170	18,636	4,379		71,185

Contractual Obligations and Management Compensation:

The Company has entered into a number of employment contracts during 2008 relating to the employment of certain key executives. These contracts are for 2-3 year terms as follows:

	Annual Base Remuneration		Term Expiry
President	$160,000	(1)	May 2010
President, MAST	$180,000		May 2011
CFO	$150,000	(1)	May 2010
(1) Canadian funds; at 7/31/09 exchange rate was $0.92 to $1.00 CDN

In addition, the Company paid the Chairman a total of $416,171 in 2008 and $33,762 for the quarter ended July 31, 2009 under the terms of his contract.

The total compensation paid to our key officers and directors in the quarter ended July 31, 2009 is summarized as below.

	Cash	Options	Total
Chairman	$33,762	$-	$33,762
President	58,522	28,500	87,022
CFO	56,271	28,500	84,771
President, MAST	48,969	142,500	191,469
Chair, Audit Committee	-	24,225	24,225
Chair, Compensation Committee	-	24,225	24,225
Chair, Technical Advisory
Committee	-	24,225	24,225
Outside Director	-	21,375	21,375

Investor Relations Group (“IRG”):

In September 2008 the Company also entered into a contract with IRG, an investor relations firm in New York City, for a 12 month period. Under the terms of this contract, which can be terminated at any time without cause on 30 days notice, the Company pays $13,500 cash and issues 25,000 common shares per month for services provided. As of May 1st, 2009 the monthly payments were revised to $7,500 cash and 12,500 shares per month for the remainder of the initial term of the contract.

Outlook for the Balance of Calendar 2009:

Our business plan anticipates:

(a)	continued development work under multiple JDAs with strategic partners relating to our sensors,

(b)	by year-end we expect to be poised to report revenues.

(c)	license discussions with various potential partners to be underway.

(d)	extension of IP initiatives.

(e)	tax planning process initiated in view of anticipated revenue streams.

(f)	completion of internal SOX 404 reviews by October 31, 2009.

(g)	the potential to report revenues prior to December 31, 2009.

II. GOING CONCERN:

The Company’s consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

III. OPERATING RESULTS AND FINANCIAL POSITION:

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2006-2008 and for the quarterly information through July 31, 2009. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2006-2008 and the quarterly information through July 31, 2009.

Financial Position at July 31, 2009:

The Company reports a working capital surplus of $228,263 at July 31, 2009 (2008: surplus $726,529).

The quarterly loss reported at July 31, 2009 was $1.52 million including the non-cash cost of stock options granted/vested during the quarter of $342,000 (2008 loss of $1.28 million with non-cash stock options cost of $25,229).

To finance our operating loss in the quarter ended July 31, 2009, we raised approximately $1.55 million through the issuance of common shares relating to private placements and through the exercise of common share purchase warrants and shares for services.

At July 31, 2009 the Company has:

a)	8,777,199 stock options outstanding which expire, if unexercised, between 2009- 2013. If fully exercised, the Company would realize approximately $7.68 million of proceeds.

b)	3,642,974 common share purchase warrants which expire in 2009-2010 if unexercised. If fully exercised, the Company would realize approximately $3.18 million of proceeds.

Comparison of the quarter ended July 31, 2009 to the quarter ended July 31, 2008:

a)	The Company remains in pre-revenue mode at July 31, 2009. It reports interest income of $113 in the quarter (2008: $3,258);

b)	General and administrative expenses compare as follows ($000):

	Q3 2009	Q3 2008
1) Investor relations	$126	$18
2) Shareholder information and AGM	71	92
3) Rent	9	3
4) Market research	25	19
5) Exchange loss (gain)	(15)	23
6) MAST	10	8
7) All other	38	44
	$264	$207

Commentary:

a)

The Company engaged the Investor Relations Group (IRG) of New York in September 2008. We are committed to monthly payments of $13,500 plus 25,000 common shares per month under this one year contract (these terms were renegotiated effective May 1, 2009 to $7,500 in cash and 12,500 common shares per month).

b)

The Company has rebilled certain related companies who share office space with it and which have certain common officers and directors. At July 31, 2009 the Company has reserved the outstanding accounts receivable with certain of these parties given uncertainty of collection.

c)	Professional, Other fees and Salaries compare as follows:

	Q3 2009	Q3 2008
1) Legal – patents	$35	$105
2) Legal – other	32	135
3) Salaries and benefits	151	38
4) Management fees	149	117
5) DAL	-	85
6) President, MAST Inc.	54	50
7) Other	30	62
	451	592
8) Stock compensation expense	342	25
	$793	$617

Commentary:

(a)

In 2008 we incurred legal expenses pertaining to the SOX violation allegations which claims were ultimately dismissed, legal fees relating to our application for listing on a Canadian stock exchange and additional costs relating to the adoption of a shareholders rights plan.

(b)	Salaries were increased in June 2008 for several employees. There was less rebilling of common salary costs to other related companies in 2009.

(c)

Management fees expense include Cynthia Kuper of $Nil prior to termination of her contract (2008: $66,000); our President $59,000 (2008: $40,000), our CFO $56,000 (2008: $40,000) and our Chairman $34,000 (2008: $37,000). The monthly fees for our President and CFO were adjusted in midyear. Our Chairman’s annual compensation is determined in keeping with the contract on file.

(d)	DAL is a consulting firm owned by a former Company director, Henry Dreifus, who has provided services to the Company since late 2007.

(e)	We signed a 3 year contract with the President of MAST Inc. our wholly-owned subsidiary, in mid 2008 at a base annual amount of $180,000.

(f)	Stock compensation expense relates to the cost of stock options vested in the quarter calculated on a consistent basis under the Black Scholes option-pricing model.

d)

Research and development expenses compare as follows ($000):

	Q3 2009	Q3 2008
1) Strategic Solutions	-	211
2) BAE	106	-
3) GCS	-	53
4) DAL	54	-
5) Nano Opto	131	-
6) Soligie	15	-
7) Steven Van Fleet	7	9
8) Silicon Turnkey	12	-
9) Innovative Micro	11	-
5) All other	62	77
	$398	$350

Commentary:

a)	Strategic Solutions was on contract for a base monthly amount of $45,600 in 2008 and was paid for additional work completed above and beyond the agreed upon base level of contract work.

b)	The payments to BAE are with respect to foundry services provided in the BAE facilities.

c)	The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008.

d)	In 2009 we have begun to accelerate our development work on our sensors and have consequently engaged new subcontractors to provide service.

e)

Travel related expenses compare as follows ($000):

	Q3 2009	Q3 2008
1) Airfare	$31	$44
2) Hotels	20	19
3) Meals	18	19
4) Transportation	8	10
5) Other	-	1
	$77	$93

Travel related costs have been curtailed since the first quarter of 2009. In 2008 we incurred significant additional costs pertaining primarily to travel by Steven Van Fleet, Henry Dreifus and Strategic Solutions, all in pursuit of our product development and commercialization efforts. In July 2009 we incurred travel costs relating to a trip to China in pursuit of the Unotron-related project.

IV. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Tables 1 and 2 present certain quarterly information for the 2007 – 2009 fiscal years.

V. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised between 2006-2009.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at July 31, 2009, our working capital surplus was $228,263 (2008: surplus 726,529).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of July 31, 2009.

VI. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Our Canadian GAAP financial statements conform in all material respects with US GAAP. The exception to this is with respect to how we allocate proceeds received on Unit private placements. As noted below we allocate the full value of the proceeds realized on Unit private placements to the common shares issued as part of the Unit private placement and assign a nil value to the attached warrants. This is referred to as the residual approach to valuation. Under US GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. In management’s opinion, as illustrated in Note 18 to the financial statements, the difference is not material and, in any event, there is no change in aggregate shareholders’ equity reported.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current assets and current liabilities, at the prevailing exchange rates at the end of the year;

  Other assets at historical rates;

  Revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and,

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. The Company has determined that no development costs have met these criteria at the financial reporting date. In that all costs have been expensed as incurred, our accounting policy also conforms with US GAAP.

Patents and Trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

VII. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this patented technology after 2002.

Operating Leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum lease payments are approximately $113,000.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 (Canadian funds). At our option, we can pay cash or issue common shares, as compensation providing that the cumulative maximum shares that we can issue under the agreement is 2 million common shares. Under this contract, expense as reported for the quarter ended July 31, 2009 was $34,000 as compared to $37,276 in July 2008. The balance reported as due to the Chairman at July 31, 2009 was $104,408.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. These agreements stipulate obligations as below:

	Term	Annual Obligation
President	24 months	$160,000 Canadian Funds
Chief Financial Officer	24 months	$150,000 Canadian Funds
President – MAST	36 months	$180,000

Short-Term Contracts:

The Company has entered into short-term consulting contracts as follows:

a.	Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this work has now ceased.

b.	DAL, a U.S.-based design/consulting firm (whose major shareholder was a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expired in December 2008 and has since been extended on a month-to-month basis.

c.	In September 2008 the Company entered into a 12 month contract with IRG, an arm’s length contractor. Under the terms of the contract, the Company pays a monthly cash amount of $13,500. As additional consideration, the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. At July 31, 2009, the Company has issued 250,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $213,875 reflecting the market price of the shares of the issue dates. In May 2009 these monthly payments were reduced to $7,500 cash and 12,500 common shares for the duration of the original contract.

Supplier Commitments:

In 2008, the Company entered into an agreement with BAE, a supplier that provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. At July 31, 2009 the Company has paid $800,000 under the terms of this supply agreement.

VIII. DISCLOSURE CONTROLS / INTERNAL CONTROLS

Pursuant to National Instrument 52-109, Certification of Disclosures in Issuers Annual and Interim Filings of the Canadian Securities Administrators, management has evaluated the effectiveness of the Company's disclosure controls and procedures. Effective December 15, 2008, the Company is required to provide an assessment and disclosure of the effectiveness of internal control over financial reporting, similar to the requirements of SOX 404a.

In 2008, we were required to have an external audit completed of our internal control procedures in accordance with SOX legislation. The report that was completed as of October 31, 2008 itemized three weaknesses in the Company's system of internal control and reporting systems:

In each case, we have reviewed the recommendation made to remedy these weaknesses and we have also provided our response as to the compensating controls that already exist as well as management's plan to remedy these weaknesses in 2009.

In 2009 we have continued to develop and test the effectiveness of our internal controls.

Management and the Board of Directors, primarily through the audit committee, have instituted rigorous review procedures on all of our periodic filings. We have established a disclosure committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, to provide guidance, commentary on all of our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

IX. FINANCIAL INSTRUMENTS:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: short-term investments, accounts receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of accounts receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

X. OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XI. TRANSACTIONS WITH RELATED PARTIES:

The Company reports the following related party transactions:

1)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarters ended July 31, 2008-2009 is as follows (refer also to section XIII):

	Cash Compensation	Stock Option Expense
2009	$251,866	$293,550
2008	$250,410	$25,229

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption of Professional, Other Fees and Salaries.

2)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2009 (9 mos)	$5,482	$326,643	$1,000	$333,125
2008	30,000	242,000	1,000	273,000
2007	20,000	121,000	3,000	147,000
2006	1,000	154,000	3,000	158,000

At July 31, 2009 the Company reports $135,000 of balances due from such parties for these expenses and has reserved $92,000 due to uncertainty of collection.

3)	Accounts receivable, payable and accruals:

At July 31, 2009 the Company reports the following accounts receivable and payable balances with related parties:

?	Net receivable from related companies re cost sharing of overhead expenses:	$ 43,342
?	Payable to Company's Chairman under terms of employment contract:	$ 104,408
?	Payable to officers and directors providing services to the Company:	$ 54,342

XII. SHARE CAPITAL:

At July 31, 2009 the Company reports 88,770,503 common shares outstanding (2008: 80,528,779). Additionally, the Company has 8,777,199 stock options outstanding with a weighted average exercise price of $.87 per share (2008: 9,555,000 options outstanding with a weighted average exercise price of $.75 per share) and a total of 3,642,974 outstanding warrants to acquire common shares with a weighted average exercise price of $0.87 per share (2008: 2,220,000 outstanding warrants with a weighted average exercise price of $.41 per share).

XIII. MANAGEMENT AND BOARD:

Our management team and directors, along with their remuneration for the quarter ended July 31, 2009 is presented as below:

Individual	Position	2009 remuneration
		Cash	Options(5)	Total
Salvatore Fuda(1)	Chairman, Director	33,762	-	33,762
Joseph Fuda(2)	President, Director	58,522	28,500	87,022
Henry Dreifus (4) (6)	Director	54,342	-	54,342
Steven Van Fleet(3)	President, Mast Inc./
	Director	48,969	142,500	191,469
David Sharpless	Director	-	24,225	24,225
Andrew Brandt	Director	-	24,225	24,225
Oliver Nepomuceno	Director	-	21,375	21,375
Larry Blue	Director	-	24,225	24,225
Dan Amadori(2)	CFO	56,271	28,500	84,771

(1)	contract extended to September 2010
(2)	2 year contract extends to May 2010
(3)	3 year contract extends to May 2011
(4)	Billed through DAL Associates
(5)	Based on options vested during the fiscal year and calculated in accordance with Black Scholes option pricing model
(6)	Ended his term as a director on June 28, 2009

XIV. SUBSEQUENT EVENTS:

The following subsequent events are noted:

a.

Since July 31, 2009 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company secured a total of $380,000 as subscription proceeds and issued a total of 500,000 units. Each unit consists of one common share and one warrant with an exercise price of $0.95.

b.	Since July 31, 2009 a director of the Company exercised 100,000 options at a price of $0.60 and the Company realized proceeds of $60,000.

c.	The Company issued 1,345,000 common stock option to officers, directors and employees at a price of $1.00 per share. These options expired in August 2014.

d.

The company previously awarded 350,000 common stock options to a director at a strike price of $1.20 per share. It also awarded an additional 200,000 options to that director, which options would vest only upon certain performance milestones being achieved. These options expired in August 2009, 45 days after this director left the Board of Directors of the Company.

**********

Table 1

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2009

Fiscal year ending October 31	Interest and other income	Net Loss	Loss per share (basic and fully diluted)

2008	11,762	(5,416,725)	(0.07)
2007	2,586	(2,811,378)	(0.04)
2006	9,930	(4,058,180)	(0.06)
2005	8,703	(4,035,483)	(0.07)
2004	4,746	(2,314,298)	(0.043)
2003	20,121	(1,767,965)	(0.038)

Quarter ending
July 31, 2009	113	(1,521,958)	(0.02)
April 30, 2009	249,872	(1,273,450)	(0.02)
January 31, 2009	5,637	(1,583,629)	(0.02)
October 31, 2008	4,023	(2,236,419)	(0.03)
July 31, 2008	3,258	(1,280,143)	(0.02)
April 30, 2008	2,988	(1,180,108)	(0.02)
January 31, 2008	1,493	(720,055)	(0.01)
October 31, 2007	-	(1,328,604)	(0.02)
July 31, 2007	-	(660,675)	(0.01)
April 30, 2007	420	(1,326,587)	(0.02)
January 31, 2007	2,166	(844,766)	(0.01)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2009

Selected Balance Sheet Information (all amounts in United States dollars)
Fiscal year ending October 31	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders equity (deficit)

2008	(338,079)	26,321	-	630,467	(311,759)
2007	(1,531,855)	-	-	329,232	(1,531,855)
2006	(448,923)	-	-	465,440	(448,923)
2005	(74,831)	-	-	728,375	(74,831)
2004	34,685	2,925	-	474,234	37,610
2003	100,670	3,768	-	350,138	104,438

Quarter ending
July 31, 2009	228,263	26,943	-	988,360	255,206
April 30, 2009	(138,550)	29,359	-	491,051	(109,191)
January 31, 2009	(697,379)	28,927	-	509,567	(668,452)
October 31, 2008	(338,079)	26,321	-	630,467	(311,759)
July 31, 2008	726,529	27,868	-	1,569,288	754,397
April 30, 3008	209,329	8,857	-	1,066,373	218,186
January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
January 31, 2007	(451,689)	-	-	299,877	(451,689)

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2009

Summary of financing raised by Company

Date of financing	2006			2007

	Shares	Price / share	$	Shares	Price / share	$

Exercise of options
January 2006	150,000	0.30	45,000
Feb.-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
Aug.-Oct. 2006	700,000	0.30	210,000
January 2007				1,000,000	0.30	300,000
March 2007				600,000	0.30	180,000
September 2007				100,000	0.72	72,000

Exercise of warrants
June 2006	771,850	0.63	485,548
April 2007				417,500	0.40	167,000
July 2007				60,000	0.40	24,000

Private placements
May 2006	150,000	0.50	75,000
October 2007				1,577,368	0.45	716,230
	4,471,850		1,625,528	3,754,868		1,459,230

	2008			2009

	Shares	Price / share	$	Shares	Price / share	$

Exercise of options
April 2008	1,370,000	0.70	964,500
July 2008	45,000	0.62	28,000
October 2008	25,000	0.72	18,000
January 2009				32,801	0.74	24,417
April 2009				631,000	0.64	403,500
July 2009				889,000	0.57	504,500

Exercise of warrants
April 2008	83,500	0.40	33,400
July 2008	1,667,818	0.40	667,127
October 2008	1,920,000	0.41	793,000
July 2009				200,000	1.17	234,000

Private placements
January 2008	1,003,900	0.49	493,685
April 2008	2,450,508	0.68	1,673,752
July 2008	285,000	1.29	368,750
October 2008	412,888	1.07	443,844
January 2009				336,053	0.58	194,465
April 2009				2,777,878	0.58	1,620,397
July 2009				779,604	0.98	763,980
	9,263,614		5,484,058	5,646,336		3,745,259

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2009

Outstanding options	Strike price	Expiry date

50,000	0.63	11/15/09
200,000	0.60	03/22/10
1,927,199	0.72	05/27/10
4,290,000	0.80	07/13/11
350,000	0.36	04/15/12
215,000	0.60	10/31/12
20,000	1.12	02/15/13
325,000	1.01	02/15/13
1,400,000	1.50	08/28/13
8,777,199	0.87

Total proceeds if all options exercised:		$7,676,733

Outstanding Warrants

75,000	0.95	08/28/09
200,000	1.17	08/28/09
62,128	1.17	09/02/09
1,153,846	0.70	02/11/10
1,333,334	0.75	04/06/10
388,980	1.24	09/19/09
429,686	1.20	05/14/10
3,642,974	0.87

Total proceeds if all warrants exercised:		$3,183,591